United States securities and exchange commission logo





                          January 6, 2022

       John Farlinger
       Chief Executive Officer
       Assure Holdings Corp.
       4600 South Ulster Street, Suite 1225
       Denver, Colorado 80237

                                                        Re: Assure Holdings
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 30,
2021
                                                            File No. 333-261946

       Dear Mr. Farlinger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jason K. Brenkert, Esq.